Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

February 8, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay
Kate Tillan
Abby Adams
Laura Crotty

Re:	InnovAge Holding Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 20, 2021
CIK No. 0001834376

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, InnovAge Holding Corp, a Delaware corporation (formerly known as TCO Group Holdings, Inc.) (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 2, 2021, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the Staff’s comment (which is reproduced below in italics). We have also referenced in the Company’s response set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing the comment raised by the Staff in its letter, the Company has revised the Registration Statement to update certain

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Securities and Exchange Commission

February 8, 2021

other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Amendment 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to our prior comment 3. Please further revise your disclosure in the Summary to clarify that the sponsor's right to designate nominees for election to the board remains so long as it owns at least 5% of the Original Amount, which will also result in disproportionate representation.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 18-19 to insert the bolded text and delete the text that is ~~struck through~~ below to clarify that each of the Sponsor’s right to designate nominees for election to the Company Board remains so long as each Sponsor owns at least 5% of the Original Amount, which could also result in disproportionate representation.

We have a valuable relationship with our Sponsors, Apax and WCAS, which initially invested in the Company in 2020 and 2016, respectively. Immediately following this offering, an investment vehicle affiliated with our Sponsors will beneficially own approximately % of our common stock (or % of our outstanding common stock if the underwriters’ option to purchase additional shares from the Sponsors is exercised in full) ~~and may, pursuant to the director nomination agreement that we~~. We will enter into ~~with our Sponsors the “~~a Director Nomination Agreement with the Sponsors that provides the ~~Nomination Agreement”), our Sponsors will have the right to nominate all of the directors of the Company~~ Sponsors the right to designate: (i) all of the nominees for election to our Board for so long as the Sponsors collectively beneficially own at least 40% of the total number of shares of ~~our~~ the Company's common stock collectively beneficially owned by the Sponsors upon completion of this offering (and the exercise of any option of the underwriters to purchase additional shares), as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization (the “Original Amount”); (ii) 40% of the nominees for election to our Board for so long as they collectively beneficially own less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as they collectively beneficially own less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our board for so long as

Securities and Exchange Commission

February 8, 2021

the Sponsors collectively beneficially own less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as the Sponsors collectively beneficially own at least 5% ~~(~~of the ~~“~~Original Amount~~”)~~, which could result in representation on our Board that is disproportionate to our Sponsors’ beneficial ownership. ~~The Sponsor’s representation on our Board will be~~ If the investment vehicle through which the Sponsors hold their investment is dissolved after this offering, then each of Apax and WCAS will be permitted to nominate (i) up to three directors so long as it owns at least 25% of the Original Amount, (ii) up to two directors so long as it owns at least 15% of the Original Amount and (iii) one director so long as it owns at least 5% of the Original Amount, which could result in representation on our Board that is disproportionate to each of our ~~related to the~~ Sponsors’ ~~percentage~~ beneficial ownership ~~of the Original Amount when such ownership is less than 40%, subject to certain conditions~~. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement”

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Barbara Gutierrez
Chief Financial Officer, InnovAge Holding Corp.